Mail Stop 6010

April 25, 2008

RADA Electronic Industries Ltd.
7 Giborei Israel Street
Netanya 42504 Israel

      Re: **RADA Electronic Industries Ltd.**
               Registration Statement on Form F-3
               Filed April 11, 2008
               File No. 333-150197

Dear Sir/Madam:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 15

1.   We note that the registration statement covers the resale of ordinary shares that are being offered by an affiliate in a large amount. Generally, we view resale transactions by related parties of this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Under the rule, equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. Therefore, you should:

- file a registration statement for the "resale" offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

- register the transaction on a form that you are eligible to register a primary offering;

- identify the affiliate selling stockholder as an underwriter in the registration statement; and

- include the fixed price at which the underwriter will sell the securities for the duration of the offering.

If you do not agree, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Address in your analysis shares previously registered for resale by the affiliate and all other relationships you have with the affiliate.

As appropriate, please amend your registration statement in response to the comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Stephen J. Glusband, Esq.